Exhibit 99.1

Jupai Reports First Quarter 2021 Results

SHANGHAI — May 18, 2021 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

FIRST QUARTER 2021 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2021 were RMB83.7 million, a decrease of 13.4% from the corresponding period in 2020.

(RMB '000, except percentages)	Q1 2020	Q1 2020%	Q1 2021	Q1 2021%	YoY Change %
One-time commissions	39,496	40.9%	31,227	37.3%	-20.9%
Recurring management fees	25,293	26.2%	24,826	29.7%	-1.8%
Recurring service fees	31,798	32.9%	27,622	33.0%	-13.1%
Total net revenues	96,587	100.0%	83,675	100.0%	-13.4%

•	Income from operations in the first quarter of 2021 was RMB3.5 million, as compared to loss from operations of RMB12.1 million from the corresponding period in 2020.

•	Net income attributable to ordinary shareholders in the first quarter of 2021 was RMB3.9 million, as compared to net loss attributable to ordinary shareholders of RMB19.9 million from the corresponding period in 2020.

•	Adjusted net income attributable to ordinary shareholders (non-GAAP1) in the first quarter of 2021 was RMB4.3 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB17.2 million from the corresponding period in 2020.

FIRST QUARTER 2021 OPERATIONAL UPDATES

•	Total number of active clients[2] during the first quarter of 2021 was 608, as compared to 559 active clients during the first quarter of 2020.

•	The aggregate value of wealth management products distributed by the Company during the first quarter of 2021 was RMB1.9 billion, a 29.1% increase from the corresponding period in 2020.

1 Jupai’s non GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share based compensation.

2 “Active clients” for a given period refer to clients who purchase wealth management products distribut ed by Jupai at least once during that given period.

	Three months ended
	March 31, 2020		March 31, 2021

Product type	(RMB in millions, except percentages)
Fixed income products	971	67%	1,085	58%
Private equity products	212	15%	229	12%
Secondary market equity fund products	206	14%	505	27%
Other products	59	4%	51	3%
All products	1,448	100%	1,870	100%

•	Jupai’s coverage network as of March 31, 2021 included 32 client centers covering 30 cities, as compared to 44 client centers covering 39 cities as of March 31, 2020.

•	Total assets under management[3] as of March 31, 2021 were RMB32.9 billion, as compared to RMB39.8 billion from March 31, 2020.

Assets under management – breakdown by product type
	As of
	March 31, 2020		March 31, 2021

Product type	(RMB in millions, except percentages)
Fixed income products	13,048	33%	9,604	29%
Private equity products	24,684	62%	21,048	64%
Secondary market equity fund products	994	2%	1,053	3%
Other products	1,090	3%	1,162	4%
All products	39,816	100%	32,867	100%

“In the first quarter 2021, we were pleased to see the gradual recovery of investment sentiment among high net worth individuals in China,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Jupai’s total aggregate value of wealth management products distributed increased to RMB 1.87 billion in the first quarter from RMB 1.16 billion in the fourth quarter of 2020 as we continued to improve client experience and develop our product portfolio in line with our Asset Transparency System strategy. We remain optimistic in the company and the long term prospects of China’s wealth management industry.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai continued to improve business performance and profitability. Net profit attributable to ordinary shareholders increased nearly 100% and total number of active clients also resumed growth, increasing 33% compared to the fourth quarter last year. Jupai will continue to implement our key strategies and offer a range of more diverse high-quality products and service for high net worth clients.”

3 “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds mana ged by the Company, for which the Company is entitled to receive management f ees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets deno minated in currencies other than Renminbi, the AUM are transla ted into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical co st balance of the AUM.

FIRST QUARTER 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2021 were RMB83.7 million, a 13.4% decrease from the corresponding period in 2020, primarily due to decreases in one-time commissions and recurring service fees.

•	Net revenues from one-time commissions for the first quarter of 2021 were RMB31.2 million, a 20.9% decrease from the corresponding period in 2020, primarily due to the change in product mix.

•	Net revenues from recurring management fees for the first quarter of 2021 were RMB24.8 million, a 1.8% decrease from the corresponding period in 2020. Nil and RMB31.9 thousand carried interest was recognized as part of Jupai’s recurring management fees in the first quarter of 2021 and 2020, respectively.

•	Net revenues from recurring service fees for the first quarter of 2021 were RMB27.6 million, a 13.1% decrease from the corresponding period in 2020. The Company recognized RMB4.6 million and RMB0.4 million variable performance fees in the first quarter of 2021 and 2020, respectively.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2021 were RMB80.2 million, a decrease of 26.2% from the corresponding period in 2020.

•	Cost of revenues for the first quarter of 2021 was RMB37.4 million, a decrease of 39.7% from the corresponding period in 2020. This was primarily due to decrease in headcount of wealth management advisors and client managers.

•	Selling expenses for the first quarter of 2021 were RMB17.9 million, a decrease of 10.1% from the corresponding period in 2020, primarily due to the decrease in marketing and promotion activities.

•	General and administrative expenses for the first quarter of 2021 were RMB25.1 million, a decrease of 28.9% from the corresponding period in 2020, mainly due to continuous improvement in operating efficiency.

•	Government subsidies received by the Company for the first quarter of 2021 was RMB0.2 million, a decrease of 97.2% from the corresponding period in 2020. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the first quarter of 2021 was 4.1%, as compared to -12.6% for the corresponding period in 2020.

Income tax expenses for the first quarter of 2021 were RMB0.3 million, a decrease of 97.3% from the corresponding period in 2020, primarily due to taxable losses for the first quarter of 2021.

Net Income

•	Net Income
•	Net income attributable to ordinary shareholders for the first quarter of 2021 was RMB3.9 million, as compared to net loss attributable to ordinary shareholders of RMB19.9 million from the corresponding period in 2020.

•	Net margin attributable to ordinary shareholders for the first quarter of 2021 was 4.7%, as compared to -20.6% from the corresponding period in 2020.

•	Net income attributable to ordinary shareholders per basic and diluted American depositary share ("ADS") for the first quarter of 2021 was RMB0.12 and RMB0.12, respectively, as compared to net loss attributable to ordinary shareholders per basic and diluted ADS of RMB0.59 and RMB0.59, respectively, from the corresponding period in 2020.

•	Adjusted Net Income (non-GAAP)

•	Adjusted net income attributable to ordinary shareholders (non-GAAP) for the first quarter of 2021 was RMB4.3 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB17.2 million from the corresponding period in 2020.

•	Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the first quarter of 2021 was 5.1%, as compared to -17.8% from the corresponding period in 2020.

•	Adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) for the first quarter of 2021 was RMB0.13, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.51 from the corresponding period in 2020.

Repurchase of Shares

As of May 17, 2021, we had repurchased 539,142 ADSs as part of the Company’s share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$748,848, inclusive of transaction charges and related fees.

Balance Sheet and Cash Flow

As of March 31, 2021, the Company had RMB612.2 million in cash, cash equivalents and restricted cash, as compared to RMB657.2 million as of December 31, 2020.

Net cash used in operating activities during the first quarter of 2021 was RMB14.5 million, as compared to RMB21.2 million from the corresponding period in 2020, primarily due to the change in working capital.

Net cash used in investing activities during the first quarter of 2021 was RMB30.5 million, as compared to RMB2.0 million from the corresponding period in 2020, primarily due to the payment for investment.

Net cash used in financing activities during the first quarter of 2021 was nil, as compared to RMB7.1 million from the corresponding period in 2020, primarily due to the repurchase of shares in 2020.

CONFERENCE CALL

Jupai's management will host an earnings conference call on May 18, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9649917

A replay of the conference call may be accessed by phone at the following number until May 26, 2021:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	9649917

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company's financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai's strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company's industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB or USD, as indicated)

	As of
	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[4]'000	USD[5]'000
Assets
Current assets:
Cash and cash equivalents	630,417	583,765	96,616	89,100
Restricted cash	26,819	28,480	4,110	4,347
Accounts receivable	7	40	1	6
Other receivables	61,255	61,794	9,388	9,432
Amounts due from related parties	20,182	22,666	3,093	3,459
Other current assets	16,034	15,335	2,457	2,341
Total current assets	754,714	712,080	115,665	108,685
Long-term investments	218,950	218,950	33,556	33,418
Investment in affiliates	100,342	130,737	15,378	19,954
Amounts due from related parties — non-current	229,155	229,006	35,119	34,953
Property and equipment, net	17,094	15,244	2,620	2,327
Intangible assets, net	34,177	33,445	5,238	5,105
Other non-current assets	13,539	12,415	2,075	1,895
Right-of-use assets	39,119	36,032	5,995	5,499
Deferred tax assets	4,312	4,161	661	635
Total Assets	1,411,402	1,392,070	216,307	212,471

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	57,926	49,804	8,877	7,602
Income tax payable	85,592	85,766	13,118	13,090
Other tax payable	2,644	899	405	137
Amounts due to related parties — current	16,626	16,773	2,548	2,560
Deferred revenue from related parties	10,364	8,277	1,588	1,263
Deferred revenue	8,599	7,428	1,318	1,134
Other current liabilities	59,760	58,980	9,159	9,002
Total current liabilities	241,511	227,927	37,013	34,788
Deferred revenue — non-current from related parties	11,425	988	1,751	151
Deferred revenue — non-current	1,284	1,234	197	189
Operating Lease Liabilities — non-current	12,620	11,141	1,934	1,700
Total Liabilities	266,840	241,290	40,895	36,828
Equity	1,144,562	1,150,780	175,412	175,643
Total Liabilities and Total Shareholders' Equity	1,411,402	1,392,070	216,307	212,471

4 The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

5 The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on March 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.5518 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD[6]'000	USD[7]'000
Revenues
Third party revenues	62,333	46,174	8,803	7,047
Related party revenues	34,407	37,324	4,859	5,697
Total revenues	96,740	83,498	13,662	12,744
Taxes and surcharges	(153)	177	(21)	27
Net revenues	96,587	83,675	13,641	12,771

Operating costs and expenses:
Cost of revenues	(61,996)	(37,415)	(8,755)	(5,711)
Selling expenses	(19,924)	(17,910)	(2,814)	(2,733)
General and administrative expenses	(35,348)	(25,131)	(4,992)	(3,836)
Government subsidies	8,549	236	1,207	36
Total operating cost and expenses	(108,719)	(80,220)	(15,354)	(12,244)
Income (loss) from operations	(12,132)	3,455	(1,713)	527

Interest income	1,180	1,092	167	166
Investment income (loss)	975	(67)	137	(10)
Other income (loss)	384	(343)	54	(52)
Total other income	2,539	682	358	104
Income (loss) before taxes and Gain (loss) from equity in affiliates	(9,593)	4,137	(1,355)	631
Income tax expense	(12,670)	(341)	(1,789)	(52)
Gain (loss) from equity in affiliates	(2,313)	395	(327)	61
Net income (loss)	(24,576)	4,191	(3,471)	640
Net loss (income) attributable to non-controlling interests	4,683	(283)	662	(44)
Net income (loss) attributable to ordinary shareholders	(19,893)	3,908	(2,809)	596

Net income (loss) per ADS:
Basic	(0.59)	0.12	(0.08)	0.02
Diluted	(0.59)	0.12	(0.08)	0.02
Weighted average number of ADSs used in computation:
Basic	33,682,030	33,222,952	33,682,030	33,222,952
Diluted	33,682,030	33,293,931	33,682,030	33,293,931

6 The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended March 31, 2020 in this table and the following tables is based on the noon buying rate on March 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 7.0808 to US$1.00.

7 The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended March 31, 2021 in this table and the following tables is based on the noon buying rate on March 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.5518 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2020	2021	2020	2021
	RMB'000	RMB'000	USD'000	USD'000
Net income (loss)	(24,576)	4,191	(3,471)	640
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	3,751	1,679	530	256
Other comprehensive loss	3,751	1,679	530	256
Comprehensive income (loss)	(20,825)	5,870	(2,941)	896
Less: Comprehensive income (loss) attributable to non-controlling interests	(4,720)	273	(667)	42
Comprehensive income (loss) attributable to ordinary shareholders	(16,105)	5,597	(2,274)	854

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2020	2021
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	-20.6%	4.7%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-17.8%	5.1%

Net income (loss) attributable to ordinary shareholders	(19,893)	3,908
Adjustment for share-based compensation (net of tax effect of nil for both three months ended March 31, 2020 and 2021)	2,701	347
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	(17,192)	4,255

Net income (loss) attributable to ordinary shareholders per ADS, diluted	(0.59)	0.12
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.51)	0.13

Weighted average number of ADSs used in computation:
Diluted	33,682,030	33,293,931